Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Marker Therapeutics, Inc. on Form S-3 of our report dated March 15, 2019, with respect to our audits of the consolidated financial statements of Marker Therapeutics, Inc. as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 and our report dated March 15, 2019 with respect to our audit of the effectiveness of internal control over financial reporting of Marker Therapeutics, Inc. as of December 31, 2018 appearing in the Annual Report on Form 10-K of Marker Therapeutics, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 14, 2019